                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         UNIVERSAL HEALTH SERVICES, INC.
                  ---------------------------------------------
                                (Name of Issuer)

                     Class B Common Stock, $0.01 Par Value
                  ---------------------------------------------
                         (Title of Class of Securities)

                                    913903100
                             -----------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               65 East 55th Street
                            New York, New York  10022
                                 (212) 872-1000
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 24, 1994
                         -------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 10 Pages
                               Exhibit Index: None

                                  SCHEDULE 13D
CUSIP NO. 913903100                                           PAGE 2 OF 10 PAGES

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          GEORGE SOROS, doing business as a sole proprietorship under the name Soros Fund Management

2    Check the Appropriate Box If a Member of a Group*
                              a.  / /
                              b.  / /

3    SEC Use Only

4    Source of Funds*

          N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6    Citizenship or Place of Organization

            United States


                  7      Sole Voting Power
  Number of                     0
   Shares

Beneficially      8      Shared Voting Power
  Owned By                      602,300
    Each

  Reporting       9      Sole Dispositive Power
   Person                       602,300
    With
                 10      Shared Dispositive Power
                                0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                602,300

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
     / /

13   Percent of Class Represented By Amount in Row (11)

                                4.9%

14   Type of Reporting Person*

     IA; IN

                                  SCHEDULE 13D
CUSIP NO. 913903100                                           PAGE 3 OF 10 PAGES

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          QUANTUM FUND N.V.

2    Check the Appropriate Box If a Member of a Group*
                              a.  / /
                              b.  / /

3    SEC Use Only

4    Source of Funds*

          N/A

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6    Citizenship or Place of Organization

          Cayman Islands

                  7      Sole Voting Power
  Number of                     0
   Shares

Beneficially      8      Shared Voting Power
  Owned By                      0
    Each

  Reporting       9      Sole Dispositive Power
   Person                       0
    With

                 10      Shared Dispositive Power
                                0

11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                0

12   Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
     / /

13   Percent of Class Represented By Amount in Row (11)

                                0

14   Type of Reporting Person*

     IV; CO

     This Amendment No. 1 to Schedule 13D relates to shares of Class B Common Stock, par value $0.01 per share (the "Shares"), issued by Universal Health Services, Inc. (the "Issuer"), whose principal executive office is located at 367 South Gulph Road, King of Prussia, Pennsylvania 19406. This Amendment No. 1 further amends the initial statement on Schedule 13D filed on December 23, 1992 by Quantum Fund N.V. ("Quantum Fund") and Mr. George Soros, doing business as Soros Fund Management (the "Reporting Persons"), to report the fact that Quantum Fund and Mr. George Soros ceased to be the beneficial owners of five percent of the outstanding Shares on January 24, 1994 and January 28, 1994, respectively.

     This Amendment No. 1 contains information that has been previously reported in the initial statement on Schedule 13D (the "Initial Statement") because this Amendment No. 1 is the first such amendment to be filed by the Reporting Persons on EDGAR.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is filed on behalf of Quantum Fund, a Netherlands Antilles corporation, and Mr. George Soros ("Mr. Soros") in his capacity as sole proprietor of an investment advisory firm conducting business under the name Soros Fund Management ("SFM").

Quantum Partners LDC
- --------------------

     The Shares of the Issuer were originally held by Quantum Fund, a mutual fund principally engaged in investments in securities and other investments. As of August 1, 1993, Quantum Fund's entire position in the Issuer was transferred to its newly formed operating subsidiary, Quantum Partners LDC, a Cayman Islands limited duration company ("Quantum Partners"). Effective as of that date, the SFM Contract (as defined below) was amended to include Quantum Partners as a discretionary account client of SFM. The principal office of Quantum Partners is located at De Ruyterkade 62, Curacao, Netherlands Antilles. Current information concerning the identity and background of the directors and officers of Quantum Partners is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

SFM and Mr. Soros
- -----------------

     SFM is the principal investment advisor of Quantum Partners. SFM is a sole proprietorship of which Mr. Soros is the sole proprietor. It has its principal office at 888 Seventh Avenue, New York, New York 10106. Its sole business is to serve, pursuant to contract, as the principal investment manager or asset manager to several foreign investment companies, including Quantum Partners. SFM's contracts with its clients ("the SFM Contracts") generally provide that SFM is responsible for designing and implementing the client's overall investment strategy; for conducting direct portfolio management strategies to the extent SFM determines that it is appropriate to utilize its own portfolio management capabilities; for selecting, evaluating and monitoring other investment advisers who manage separate portfolios on behalf of the client; and for allocating and re-allocating the client's assets among them and itself.

     Pursuant to regulations promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Soros (as the sole proprietor and the person ultimately in control of SFM) may be deemed a "beneficial owner" of securities, including the Shares, held for the account of Quantum Partners and other accounts managed pursuant to the SFM Contracts as a result of the contractual authority of SFM to exercise investment discretion with respect to such securities.

     The principal occupation of Mr. Soros, a U.S. citizen, is his direction of the activities of SFM, which is carried out in his capacity as the sole proprietor of SFM at SFM's principal office. Information concerning the identity and background of the Managing Directors of SFM is set forth in Annex B hereto, which is incorporated by reference in response to this Item 2.

     During the past five years, none of Quantum Partners, SFM or Mr. Soros has been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which any of such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Each of Quantum Partners and the other "SFM Client" referred to in Item 5(a) holds substantially all its Shares in margin accounts maintained for it with Arnhold and S. Bleichroeder, Inc., which extends margin credit to Quantum Partners and the other "SFM Client" as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The positions held in the respective margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the account.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Persons acquired the Shares for investment purposes, and do not have any present plans or proposals which relate to or would cause any change in the business, policies, management, structure or capital of the Issuer. The Reporting Persons reserve the right to acquire additional securities of the Issuer, to dispose of such securities at any time, or to formulate other purposes, plans or proposals regarding the Issuer or its securities, to the extent deemed advisable in light of their general investment policies, market conditions or other factors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Soros may be deemed the beneficial owner of 602,300 Shares (approximately 4.9% of the total number of Shares outstanding). This number consists of (1) the 500,000 Shares owned by Quantum Partners and (2) the 102,300 Shares owned by another SFM client (together with Quantum Partners, the "SFM Clients").

     Pursuant to Rule 13d-3(a) under the Act, Mr. Soros, as sole proprietor of SFM, may also be considered a beneficial owner of the Shares owned by the SFM Clients by reason of the respective SFM Contracts.

     (b) The sole power to direct the disposition and voting of the 602,300 Shares presently owned by the SFM Clients is held by SFM.

     (c) A schedule identifying all other transactions involving Shares effected by the persons named in response to Item 5(a) since December 9, 1993 (the date 60 days prior to the date hereof) is included as Annex

C hereto, which is incorporated by reference in response to this Item 5(c). Each of the transactions was executed in a conventional brokerage transaction in the over-the-counter market.

          Except for the transactions listed in Annex C, there have been no transactions with respect to the Shares since December 9, 1993, 60 days prior to the date hereof, by the Reporting Persons or other persons identified in response to Item 2.

     (d) The shareholders of the respective SFM Clients have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by each SFM Client (including the Shares) in accordance with their share ownership interests in such SFM Client.


     (e) Quantum Fund ceased to be the beneficial owner of more than five percent of the outstanding Shares on January 24, 1994. Mr. Soros ceased to be the beneficial owner of more than five percent of the outstanding Shares on January 28, 1994.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Reporting Person does not have any contracts, arrangements, understanding or relationships with respect to any securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (A) Joint Filing Agreement, dated December 23, 1992 by and between Quantum Fund N.V. and Mr. George Soros (filed as Exhibit A to the Initial Statement on Schedule 13D and incorporated herein by reference).

     (B) Power of Attorney, dated December 22, 1992, granted by Quantum Fund N.V. in favor of Mr. George Soros, Mr. Gary Gladstein and Mr. Sean Warren (filed as Exhibit B to the Initial Statement on Schedule 13D and incorporated herein by reference).

     (C) Power of Attorney dated December 11, 1991 granted by George Soros in favor of Mr. Sean C. Warren (filed as Exhibit C to the Initial Statement on Schedule 13D and incorporated herein by reference).

                                   SIGNATURES


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  February 7, 1994                 GEORGE SOROS


                                        By /s/ Sean C. Warren
                                          ________________________________
                                           Sean C. Warren
                                           Attorney-in-Fact


                                        QUANTUM FUND N.V.


                                        By /s/ Sean C. Warren
                                          ________________________________
                                           Sean C. Warren
                                           Attorney-in-Fact

                                     ANNEX A

                 Directors and Officers of Quantum Partners LDC

Name/Title/Citizenship            Principal Occupation    Business Address
- ----------------------            --------------------    ----------------
Curacao Corporation               Managing Director of    De Ruyterkade 62
Company N.V.                      Netherlands Antilles    Curacao,
  Managing Director               corporations            Netherlands Antilles
  (Netherlands Antilles)

Inter Caribbean Services Limited  Administrative services Citco Building
  Secretary                                               Wickhams Cay
  (British Virgin Islands)                                Road Town
                                                          Tortola
                                                          British Virgin Islands



During the past five years, none of the persons named above has been: (a) convicted in a criminal proceeding; or (b) a party to any civil proceeding as a result of which any of such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                     ANNEX B

     The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                         Scott K. H. Bessent
                         Walter Burlock
                         Stanley Druckenmiller
                         Arminio Fraga
                         Gary Gladstein
                         Robert A. Johnson
                         Donald H. Krueger
                         Elizabeth Larson
                         Gerard Manolovici
                         Gabriel S. Nechamkin
                         Steven Okin
                         Dale Precoda
                         Robert M. Raiff
                         Lief D. Rosenblatt
                         Mark D. Sonnino
                         Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any of such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                                     ANNEX C

     RECENT TRANSACTIONS IN COMMON STOCK OF UNIVERSAL HEALTH SERVICES, INC.


For the Account of   Date of Transaction   Nature of Transaction   Number of Shares   Price per Share($)
- ------------------   -------------------   ---------------------   ----------------   ------------------
Quantum Partners          1/18/94                 Sale                  13,700              19.493
 LDC[1]                   1/19/94                 Sale                  18,100              19.589
                          1/20/94                 Sale                  32,200              20.152
                          1/20/94                 Sale                   1,000              19.939
                          1/21/94                 Sale                  10,000              20.939
                          1/24/94                 Sale                  38,500              20.939
                          1/24/94                 Sale                  51,500              20.855
                          1/24/94                 Sale                  10,000              20.856
                          1/25/94                 Sale                  16,000              21.267
                          1/26/94                 Sale                   5,000              21.189
                          1/27/94                 Sale                   5,000              21.439
                          1/28/94                 Sale                   5,000              21.744
                          1/31/94                 Sale                   5,000              21.761


- ---------------------
[1]  Transactions effected at the direction of Soros Fund Management